December 11, 2025

Tim Foote
Chief Financial Officer
BlackBerry Limited
2200 University Ave East
Waterloo, ON, Canada
N2K 0A7

       Re: BlackBerry Limited
           Form 10-K for the fiscal year ended February 28, 2025
           File No. 001-38232
Dear Tim Foote:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Phil Kurtz